Exhibit 99
	For Release:	August 2, 2012
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS
Industrial power sales climb 3.4 percent; ALLETE reaffirms guidance
Demand nominations strong for remainder of 2012

DULUTH, Minn. - ALLETE, Inc. (NYSE:ALE) today reported second quarter 2012 earnings of 39 cents per share on net income of $14.4 million and operating revenue of $216.4 million, compared to 48 cents on net income of $17.0 million and operating revenue of $219.9 million in 2011.

Last year's results included a $2.9 million, or 8 cents per share, income tax benefit. The non-recurring benefit resulted from the Minnesota Public Utility Commission's approval to defer the retail portion of a 2010 charge related to the Patient Protection and Affordable Care Act.

ALLETE's Regulated Operations segment, which includes Minnesota Power, Superior Water, Light & Power and the company's investment in the American Transmission Company, recorded net income of $14.4 million. The net income of $18.3 million recorded in 2011 included the $2.9 million benefit described above.

Second quarter 2012 results included higher current cost recovery rider revenue, higher costs under the Square Butte power purchase agreement and increased depreciation and interest expense compared to the year-ago period. Total electric sales to Minnesota Power's retail and municipal customers rose 1.9 percent compared to a year ago; among industrial customers the increase was 3.4 percent.

“Industrial demand for power remains strong,” said ALLETE Chairman, President and CEO Al Hodnik. “Based on the demand nominations received this week, we expect these customers to run at near full-capacity levels for the remainder of the year.”

ALLETE's Investments and Other segment broke even in the second quarter, an improvement over the $1.3 million net loss recorded in the second quarter of 2011. The difference was due primarily to lower state income tax and interest expenses.

“Our year-to-date financial results are right where we expected them to be, and we look forward to a strong second half of 2012,” Hodnik said. “The company's full year earnings guidance remains unchanged, in an expected range of between $2.45 and $2.65 per share.” He said 2012 guidance assumes continued strong industrial demand for electricity, increasing current cost recovery rider revenue, and an approximate increase of five percent year-over-year in operating and maintenance expense.

ALLETE will host a conference call and webcast at 10 a.m. Eastern time today to discuss details of its quarterly financial performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through Aug. 4, 2012 by calling (855) 859-2056, pass code 96261080.

ALLETE, Inc. is an energy company headquartered in Duluth, Minnesota. ALLETE's energy businesses include Minnesota Power, Superior Water, Light & Power Co., BNI Coal, and ALLETE Clean Energy. More information about the company is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE’s press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company’s financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE’s management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company’s operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company’s ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Operating Revenue	$216.4	$219.9	$456.4	$462.1

Operating Expenses
Fuel and Purchased Power	72.1	76.0	149.2	155.0
Operating and Maintenance	96.2	95.7	196.1	185.8
Depreciation	24.8	22.1	49.4	44.4
Total Operating Expenses	193.1	193.8	394.7	385.2

Operating Income	23.3	26.1	61.7	76.9

Other Income (Expense)
Interest Expense	(10.1)	(11.0)	(21.1)	(21.7)
Equity Earnings in ATC	4.8	4.6	9.4	9.0
Other	1.2	1.0	1.9	1.8
Total Other Expense	(4.1)	(5.4)	(9.8)	(10.9)

Income Before Non-Controlling Interest and Income Taxes	19.2	20.7	51.9	66.0
Income Tax Expense	4.8	3.8	13.1	12.0
Net Income	14.4	16.9	38.8	54.0
Less: Non-Controlling Interest in Subsidiaries	—	(0.1)	—	(0.2)
Net Income Attributable to ALLETE	$14.4	$17.0	$38.8	$54.2

Average Shares of Common Stock
Basic	37.3	35.0	37.0	34.8
Diluted	37.4	35.1	37.1	34.9

Basic Earnings Per Share of Common Stock	$0.39	$0.49	$1.05	$1.56
Diluted Earnings Per Share of Common Stock	$0.39	$0.48	$1.05	$1.55

Dividends Per Share of Common Stock	$0.46	$0.445	$0.92	$0.89

Consolidated Balance Sheet
Millions - Unaudited

	June 30,	Dec. 31,		June 30,	Dec. 31,
	2012	2011		2012	2011
Assets			Liabilities and Shareholders’ Equity
Cash and Short-Term Investments	$8.6	$101.1	Current Liabilities	$232.4	$163.1
Other Current Assets	161.5	175.9	Long-Term Debt	808.4	857.9
Property, Plant and Equipment	2,177.5	1,982.7	Deferred Income Taxes	388.0	373.6
Regulatory Assets	336.9	345.9	Regulatory Liabilities	49.3	43.5
Investment in ATC	102.6	98.9	Defined Benefit Pension & Other Postretirement Benefit Plans	253.8	253.5
Investments	136.0	132.3	Other Liabilities	110.6	105.1
Other	39.1	39.2	Shareholders’ Equity	1,119.7	1,079.3
Total Assets	$2,962.2	$2,876.0	Total Liabilities and Shareholders’ Equity	$2,962.2	$2,876.0

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2012	2011	2012	2011
Millions
Regulated Operations	$14.4	$18.3	$38.8	$56.7
Investments and Other	—	(1.3)	—	(2.5)
Net Income Attributable to ALLETE	$14.4	$17.0	$38.8	$54.2
Diluted Earnings Per Share	$0.39	$0.48	$1.05	$1.55

Statistical Data
Corporate
Common Stock
High	$41.99	$41.43	$42.49	$41.43
Low	$38.03	$37.87	$38.03	$36.33
Close	$41.80	$41.04	$41.80	$41.04
Book Value	$29.24	$28.23	$29.24	$28.23

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	226	238	552	600
Commercial	326	328	690	704
Municipals	234	230	498	499
Industrial	1,842	1,782	3,710	3,620
Total Retail and Municipal	2,628	2,578	5,450	5,423
Other Power Suppliers	492	614	1,009	1,154
Total Regulated Utility	3,120	3,192	6,459	6,577
Non-regulated Energy Operations	25	25	55	51
Total Kilowatt-hours Sold	3,145	3,217	6,514	6,628

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$20.5	$23.6	$49.9	$58.0
Commercial	24.7	26.2	51.9	55.5
Municipals	13.9	15.4	31.3	32.6
Industrial	93.5	96.3	191.3	194.1
Total Retail and Municipals	152.6	161.5	324.4	340.2
Other Power Suppliers	17.7	20.7	36.4	40.3
Other	26.7	19.6	54.8	44.3
Total Regulated Utility Revenue	$197.0	$201.8	$415.6	$424.8

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.